Filed by Spring Valley Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Spring Valley Acquisition Corp. III

Commission File No. 001-42822

Subject Company: General Fusion Inc.

Date: July 2, 2026

This filing relates to the proposed transactions pursuant to the terms of that certain Business Combination Agreement, dated January 21, 2026 (the “Business Combination Agreement”), among Spring Valley Acquisition Corp. III, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SVAC”); General Fusion Inc., a British Columbia limited company (“General Fusion” or the “Company”), and 1573562 B.C. Ltd., a British Columbia limited company (“NewCo”), pursuant to which, among other things, (i) SVAC will continue from the Cayman Islands to British Columbia, (ii) NewCo will amalgamate with and into General Fusion (the “Amalgamation”), with NewCo surviving the Amalgamation as a wholly-owned subsidiary of SVAC, pursuant to an arrangement under the applicable provisions of the Business Corporations Act (British Columbia) and the plan of arrangement attached as an exhibit to the Business Combination Agreement, and (iii) SVAC will change its name to “General Fusion Group Ltd.”

On July 2, 2026, the following article was published online by Business in Vancouver (www.biv.com):

B.C.'s General Fusion could access up to US$338M by going public

Important vote nears for nuclear fusion company aiming for a US$1B valuation with a Nasdaq listing

B.C.'s General Fusion is readying to go public in a transaction that could give it access to up to US$338 million in capital while giving the company an approximate US$1 billion Nasdaq valuation.

Most of that capital comes from the US$230 million that is already on the balance sheet of a company General Fusion aims to merge with as a way of going public. The remaining US$108 million comes from capital large institutional investors have pledged on the condition that the company go public.

General Fusion plan to go public follows Vancouver-based Lumina Metals Corp. (TSX:LMCU) raising $406.2 million—more than initially expected—in an initial public offering (IPO) on the Toronto Stock Exchange (TSX) in April.

Indeed, many private companies are eager to launch on stock exchanges.

With North American stock markets hitting all-time highs regularly in the past few years, including in May and in June, corporate executives at private companies are seeking to capitalize on bullish investor sentiment.

There were 1,293 IPOs globally in 2025, raising US$171.8 billion, which was a 39 per cent increase in proceeds year-over-year, according to EY.

Elon Musk and other executives at the space exploration company Space Exploration Technologies Corp. (Nasdaq:SPCX) took the company public on June 12 in the world's largest-ever IPO, raising US$85.7 billion.

By the end of its first day of trading, the company commonly known as SpaceX had investors value it at US$2.1 trillion.

American AI giants Anthropic and OpenAI have filed papers with the U.S. Securities and Exchange Commission and plan to go public.

Canada has also had recent behemoth IPOs.

On June 10, Apotex Health Corp. (TSX:APTX) completed its IPO on the Toronto Stock Exchange, raising about $1.3 billion, which was the largest public offering in Canada since 2021.

That company may be best known to many for being founded by Barry Sherman, who along with wife Honey Sherman, were victims of a much publicized double-murder in Toronto.

Public offerings can help economy

General Fusion's move to go public helps B.C.'s economy in part because the company will have the needed funds to continue to hire and add workers to its approximately 120-person workforce, mostly based at its Sea Island headquarters in Richmond.

Also important for the B.C. economy is that if the offering goes as planned, there will be many dozen, if not more than 100, angel investors who invested in the company decades ago who will be newly able to exit their investments, said Western Universities Technology Innovation Fund (WUTIF) Capital CEO and angel investor Mike Volker.

He was one of General Fusion's first investors in 2003 after he met General Fusion founder Michel Laberge and helped assemble a group of investors in the company as well as help form its initial board of directors, Volker told Business in Vancouver.

Lock-up periods are common when private companies go public.

Once a lock-up period of what is likely to be 180 days ends, and if investor appetite for General Fusion is strong, then those initial investors would be able to sell their shares for what could be a substantial profit, and then potentially redeploy that capital into new local start-up ventures, said Volker.

Big name entrepreneurs, such as Amazon.com Inc. (Nasdaq:AMZN) founder Jeff Bezos and Shopify Inc. (TSX:SHOP) co-founder and CEO Toby Lütke, are some of the other investors in General Fusion.

The Canadian government has invested about $100 million in General Fusion through the years, according to the company.

General Fusion's aim is to use money raised from going public to commercialize its nuclear fusion technology.

The company faced challenges last year, when it laid off an unspecified number of workers, CEO Greg Twinney told BIV.

It is now rehiring staff, he said.

Twinney wrote an open letter in May 2025, warning of "unexpected and urgent financing constraints."

That helped the company raise US$22 million last August and a total of "approximately US$44.5 million in the second half of 2025," General Fusion told BIV in an email.

Money raised from going public would be able to finance the company through the end of 2028, Twinney said in an interview.

General Fusion goes public via reverse takeover

General Fusion plans to go public in a different way than by listing on a large exchange as part of an IPO.

Its intended method is to go public on the Nasdaq stock exchange via a reverse takeover—by merging with a special purpose acquisition company (SPAC) known as Spring Valley Acquisition Corp. III (Nasdaq:SVAC).

A key meeting to cement these plans is set for July 6, when shareholders in the SPAC vote on whether to approve the proposed business combination.

SPACs are created and taken public with the intent to later merge with a larger company. As such, it is likely that the SPAC's shareholders will support being acquired by General Fusion, though the vote still needs to be held.

"The shareholders who were involved in that US$230 million can decide to keep their money in the company, in the General Fusion merged company, or redeem their shares," Twinney said.

He said that once shareholders in both the SPAC and General Fusion approve the proposed business combination, the deal would close "shortly thereafter."

He would not clarify if that would likely be within days, weeks or months.

The plan is for General Fusion to trade under the ticker symbol GFUZ as soon as the transaction closes, he said.

Most of the money General Fusion is set to raise comes from what is on the Spring Valley SPAC's balance sheet. That would become part of General Fusion if the reverse takeover evolves as planned, Twinney said.

In addition, General Fusion aims to raise US$108 million from the transaction via what Twinney called "pipe capital."

Raising pipe capital comes when executives gather commitments from large institutional investors to buy restricted shares in their private companies before those companies merge with publicly listed shell companies.

Once those mergers close, the larger companies' shares can be bought on exchanges by the general public, and the company receives the pipe capital proceeds, Twinney said.

Public offerings come in many forms

Going public via a reverse takeover can be a faster route to trading publicly for the larger company than by going ahead via an IPO.

That is because the larger company does not need to deal with securities commissions as much during the process, said Craig Rollins, general counsel at Vancouver's Versamet Royalties Corp. (TSX:VMET), which went public on the TSX Venture Exchange in May 2025.

Versamet then graduated to the TSX in December, and added a Nasdaq listing in March.

Rollins told BIV securities commissions do not need to be as much a part of the process during reverse takeovers because the floating capital pools, or shell companies that are part of the transactions, are already trading on exchanges.

When Versamet went public, however, it did not use a reverse takeover.

The company instead executed a direct listing and did not raise capital. That meant that while Versamet did need to have a prospectus and deal with security commissions as part of the go-public process, it did not need to work with underwriters to raise capital, he explained.

The third way of going public involves directly listing on an exchange in an IPO, and raising capital. These kinds of transactions require companies to deal with both securities commissions and underwriters to be part of the process, Rollins said.

Blake Cassels & Graydon LLP partner Emma Costante told BIV that she differentiates reverse takeovers into two main kinds of transactions.

One of those is the kind of transaction that General Fusion plans to execute: a "de-SPAC" process.

That kind of reverse takeover involves capital pools that have sizable amounts of money, such as the US$230 million that Spring Valley has, Costante said.

Other reverse takeovers, which are not "de-SPAC" ones, tend to involve small shell companies that trade on public exchanges and were previously more successful and substantive companies, she added.

Nuclear fusion provides clean energy

General Fusion's aim for eventual revenue from its technology is high.

Twinney told BIV he believes "the fusion market opportunity is a trillion-dollar-plus opportunity."

The emerging nuclear-fusion niche aims to provide energy without also generating radioactive waste, such as is done with nuclear fission.

Twinney explained that with fission technology, heavy atoms are split apart. With fusion technology, the process involves fusing together multiple light atoms, he said.

"Fusion is at the exact opposite end of the periodic table," he said.

Triggering clean energy from nuclear fusion happens when ionized gases heat at levels up to 100 million degrees Celsius, he said.

General Fusion on June 23 said in a news release that it has so far had "meaningful plasma heating to electron temperatures of approximately 8.4 million degrees Celsius."

Twinney added that "demand is massive" for clean, safe and reliable energy and that this is what nuclear fusion provides.

"We have built a 50 per cent power-plant-scale machine right here in Vancouver, that is operating, licensed," he said.

"We aim to achieve and have our first-of-a-kind power plant in 2035. The site is not yet decided. There are lots of options."

BIV's free newsletters cover daily business, real estate, B.C. politics and more. Sign up here for B.C.’s most important business news delivered directly to your inbox.

gkorstrom@biv.com

twitter.com/GlenKorstrom

Bluesky.com/glenkorstrom.bsky.social

The article also had the accompanying image and caption:

Completed in February 2025, General Fusion says its Lawson Machine 26 (LM26) fusion test machine will prove the company can reach ignition, where the machine releases more energy than it consumes. Stefan Labbé

***

Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement, the Company and SVAC filed their joint registration statement on Form F-4 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary prospectus with respect to SVAC’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC’s solicitation of proxies for the vote by SVAC’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement. On June 12, 2026, the SEC declared the Registration Statement effective and SVAC filed the definitive Proxy Statement (the “Proxy Statement”) with the SEC. On June 15, 2026, SVAC commenced mailing copies of the Proxy Statement to SVAC’s shareholders as of the record date of June 12, 2026. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC’s website at https://sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC’s directors and executive officers, please refer to the final prospectus from SVAC’s initial public offering, which was dated September 3, 2025 and filed with the SEC on September 4, 2025 (the “Final Prospectus”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC’s shareholders generally, is included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC’s, General Fusion’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize MTF or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s LM26 program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the Business Combination Agreement by the shareholders of SVAC and General Fusion and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that  the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the Final Prospectus and the risks described in the Registration Statement, or to be described in any amendment or supplement thereto; the risks described in the definitive proxy statement/prospectus filed with the SEC on June 12, 2026, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.